EXHIBIT 10.2

PROFESSIONAL ENGAGEMENT AGREEMENT
GENERAL TERMS

BETWEEN

CALPINE CORPORATION

AND

PA CONSULTING GROUP, INC.

CALPINE CORPORATION
717 TEXAS AVENUE, SUITE 1000, HOUSTON, TEXAS 77002
TELEPHONE (713) 830-2000

PROFESSIONAL ENGAGEMENT AGREEMENT
GENERAL TERMS

THIS PROFESSIONAL ENGAGEMENT AGREEMENT ("Agreement") is made and entered into as of the 2nd day of May, 2008 ("Effective Date") between Calpine Corporation, a Delaware corporation ("CALPINE"), with a principal office located at 717 Texas Avenue, Suite 1000, Houston, Texas 77002; and PA Consulting Group, Inc, a New Jersey corporation, with an office located at 1700 Lincoln Street Suite 4600, Denver, CO 80203 ("PROFESSIONAL"). CALPINE and PROFESSIONAL may be collectively referred to as "the Parties" or individually as a "Party." In consideration of the mutual agreements herein contained, it is agreed as follows:

1. ENGAGEMENT, SERVICES AND LIMITATION ON AUTHORITY

    1.1.   ENGAGEMENT of PROFESSIONAL shall be made pursuant to the general terms set forth in this PROFESSIONAL ENGAGEMENT AGREEMENT – GENERAL TERMS.

    1.2.   PROFESSIONAL agrees to perform the services described in each "Statement of Work/Work-Stream" or Addendum No. 1 (hereafter collectively the "Statement of Work"), and any attachments thereto, entered into and executed by the Parties from time to time (hereinafter, collectively referred to as the "Services"). Services under this Agreement are limited to Services provided by PROFESSIONAL's energy group. Each Statement of Work shall: (i) be separately numbered; and, (ii) contain, at minimum, the name of contracting Parties, date of this Agreement, date of Statement of Work, description of Services to be performed, date when Services are to be performed or delivered, and rate of compensation payable to PROFESSIONAL for the Services. PROFESSIONAL will determine the method, details and means of performing the Services. Each Statement of Work is incorporated herein as if fully set forth herein and each Statement of Work is subject to all the terms and provisions hereof. Notwithstanding the foregoing, if any terms or conditions in an applicable Statement of Work (including Addendum No. 1) are inconsistent or in conflict with the Agreement, the Statement of Work (or Addendum No. 1 as the case may be) shall control. A sample Statement of Work is attached to this Agreement as Exhibit A.

    1.3.   PROFESSIONAL shall have no right, power or authority to control or direct the performance or activities of any officer, employee or agent of CALPINE, or to enter into any contract, agreement or arrangement or incur any obligation or liability on behalf of or for the account of CALPINE, unless stated otherwise in the Statement of Work.

    1.4.   CALPINE will designate an individual to be responsible for the administration of the terms of this Agreement and all Statements of Work pursuant to which the PROFESSIONAL shall provide services to CALPINE. The individual designated by CALPINE will be referred to as the "Calpine Contact Person" and will be the person with whom the PROFESSIONAL should communicate regarding any matters related to the provision of services, payment of fees and expenses and any other matters related to the PROFESSIONAL's relationship with CALPINE.

1.5   The "Calpine Contract Person" is:

Name Robert P. May
Position CEO
Address 717 Texas Ave, Houston, Texas, 77002
Office Phone (713) 830-2029
Email mayb@calpine.com

1.6   CALPINE will provide such facilities, materials, information and resources for the performance of the Services as reasonably requested by PROFESSIONAL, and will liaise with PROFESSIONAL as appropriate during the performance of the Services and shall respond promptly to PROFESSIONAL's reasonable requests for consultation, information, decisions and approvals.

2. TERM AND TERMINATION

2.1   This Agreement shall be for a term of one (1) year from the date first specified above, unless terminated earlier pursuant to this Agreement or extended by a mutual written agreement executed by both Parties. Provided that for any Statement of Work executed during the one (1) year term of this Agreement, should the performance of the Services extend beyond the one (1) year term of this Agreement, then the terms of this Agreement shall be extended solely for and until completion of the Services.

2.2   Either Party may terminate this Agreement (or any Statement of Work) upon fifteen (15) days' prior written notice in the event of substantial failure by the other Party to perform in accordance with the terms of this Agreement (or such Statements of Work) through no fault of the terminating Party; provided that such notice shall specify in reasonable detail the nature of such substantial failure of performance; and further provided that if during such fifteen-day period such other Party substantially remedies such performance, this Agreement (or such Statement of Work) shall not be terminated. However, the non-performing Party shall not be relieved of the obligation to complete such performance or from liability for any damages caused to the other Party by such failure of performance. This Agreement (including any or all

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Statement of Work) may also be terminated by CALPINE for its convenience without penalty or termination fee, but only upon fifteen (15) days' prior written notice to PROFESSIONAL and CALPINE shall pay PROFESSIONAL for all authorized expenses and work performed under any terminated Statement of Work through the date of termination.

2.3 Upon receipt of notice of termination from CALPINE, unless otherwise permitted by the foregoing provisions or otherwise instructed within the body of such notice, PROFESSIONAL shall discontinue its Services, and as soon as reasonably possible thereafter, shall deliver to CALPINE all data, documents, drawings, reports, files, estimates, summaries and such other information and materials, as may have been accumulated by PROFESSIONAL in the performance of this Contract, whether completed or in process.

3. COMPENSATION

3.1 Compensation to PROFESSIONAL for the Services rendered pursuant to this agreement or related Statement of Work shall be calculated as described in the Statement of Work covering such Services and shall be paid in United States dollars. No expenses of PROFESSIONAL shall be reimbursable by CALPINE unless the obligation and manner of reimbursement is expressly set forth in such Statement of Work. The compensation provided for in each Statement of Work shall be the only payment to which PROFESSIONAL shall be entitled for the Services covered by such Statement of Work.

3.2 PROFESSIONAL shall invoice CALPINE for services rendered pursuant to this agreement and each related Statement of Work on the basis set out in the applicable Statement of Work. CALPINE will pay the amounts properly invoiced pursuant to the terms of this agreement and each related Statement of Work within thirty (30) days of invoice receipt. All invoices will be submitted in an electronic format as specified by CALPINE. Overdue invoice are subject to simple interest at the rate of one-half of one percent per month.

3.3 Invoices and communications regarding invoices shall be sent directly to the Calpine Contact Person identified in this agreement and in each Statement of Work, unless otherwise directed by said Statement of Work.

3.4 CALPINE reserves the right to audit upon reasonable notice and at reasonable times all records of PROFESSIONAL pertaining to the invoiced fees, costs and expenses of the Services provided to CALPINE during and for a two (2) year period following the term of this Agreement. Any such audit will be conducted in a manner that minimizes disruption to Professional's business operations.

4. PROFESSIONAL STANDARDS

PROFESSIONAL assumes complete professional and technical responsibility for performance of all Services and will provide Services in a good and workman like manner, in accordance with recognized prudent professional standards applicable in the industry of PROFESSIONAL, and in accordance with all applicable laws, regulations, standards and codes. PROFESSIONAL warrants that all Services and deliverables will conform to agreed specifications. If within 90 days following completion of the Services or provision of the deliverables, CALPINE notifies PROFESSIONAL in wiring that certain SERVICES or deliverables do not conform to agreed specifications, PROFESSIONAL shall promptly re-perform such Services or correct defective deliverables, without charge to CALPINE.

5. INDEPENDENT CONTRACTOR

    5.1.   PROFESSIONAL enters into this Agreement as an independent contractor. Under no circumstances shall PROFESSIONAL look to CALPINE as its employer, nor as a partner, agent or principal. PROFESSIONAL shall not be entitled to any benefits accorded to CALPINE's employees, including, without limitation, workers compensation, disability insurance, and vacation or sick pay. PROFESSIONAL shall be responsible for providing, at its expense and in its name, disability, workers' compensation or other insurance as well as licenses and permits usual or necessary for conducting its Services hereunder.

    5.2.   PROFESSIONAL shall pay, when and as due, any and all taxes, duties and other similar charges assessed or incurred as a result of PROFESSIONAL's Services or compensation hereunder, including estimated taxes. PROFESSIONAL hereby agrees to indemnify CALPINE for any third party claims, losses, costs, fees, liabilities, damages or injuries suffered by CALPINE arising out of PROFESSIONAL's breach of this Section or arising out of a determination by a court or agency that PROFESSIONAL or PROFESSIONAL's employees are not independent contractors. CALPINE is hereby authorized to make all withholding, value added tax or similar payments required by law as a deduction against the amount of compensation paid to PROFESSIONAL hereunder.

    5.3.   PROFESSIONAL represents that he or she has the qualifications and ability to perform the Services in a professional manner, without the advice, control or supervision of CALPINE. PROFESSIONAL shall have sole discretion and control of the Services and the manner in which they are performed. PROFESSIONAL agrees to follow workplace standards that adhere to the CALPINE Code of Conduct promptly upon receipt of a written copy of such CALPINE Code of Conduct.

6. PROFESSIONAL INSURANCE

    6.1.   PROFESSIONALS providing Services for CALPINE are expected to maintain insurance coverage that is reasonable and prudent in relation to the Services provided by PROFESSIONAL. If PROFESSIONAL does not have coverage or if coverage is cancelled and not immediately replaced with comparable coverage, PROFESSIONAL must immediately report this to the Calpine Contact Person. However, PROFESSIONAL shall at a minimum maintain Workers Compensation insurance with statutory limits with coverage as required under laws and regulations, and

Employer's Liability insurance with limits of not less than $1,000,000. Such policy shall include a waiver of subrogation in favor of CALPINE.

7. MUTUAL INDEMNITY AND LIMITATION OF LIABILITY

    7.1.   CALPINE and PROFESSIONAL (the Indemnifying Party) agree to indemnify, defend and hold harmless the other and its affiliates, and all of their employees, officers, directors, shareholders, and joint ventures (the Indemnified Party) from and against any and all third party claims, demands, losses, damages, liabilities, expenses, obligations, judgments, recoveries and deficiencies (Losses), arising out of or due to the negligent acts or omissions or willful misconduct of the Indemnifying Party excluding any portion of such Losses which are directly attributable to the Indemnified Party's negligent acts or omissions or willful misconduct. For the avoidance of doubt, "third party" does not include the Parties or their affiliates, directors, officers or employees. The Indemnifying Party's obligation to indemnify hereunder is predicated upon the Indemnified Party (a) giving prompt written notice of any Loss, (b) giving the Indemnifying Party the opportunity to assume sole control over the defense and settlement, if applicable, of the Loss, and (c) providing, at the Indemnifying Party's sole expense, all reasonably requested and relevant information, assistance and authority to enable the Indemnifying Party to perform it obligations hereunder. The Indemnifying Party agrees not to settle any Loss without the Indemnified Party's written consent, which shall not be unreasonably withheld.

7.2   In addition, CALPINE will indemnify PROFESSIONAL for the costs and expenses that PROFESSIONAL reasonably incurs to produce documents and electronic records, and to provide oral or written testimony, in response to discovery requests related to any of the Services PROFESSIONAL provides from January 31, 2008 through the term of this Agreement. For purposes of clarity, discovery requests include subpoenas in civil or criminal suits, as well as orders from administrative agencies in any other type of proceeding or investigation; and costs and expenses include the cost of searching archived records, the cost of production, and the cost of retaining outside counsel. This section does not apply to any suit by CALPINE against PROFESSIONAL.

    7.3.   Any statutory limitations in effect now or hereafter which affect the validity or enforceability of the indemnification provisions in this Agreement are made a part hereof in the respective jurisdiction where the statute applies and any such statutory limitations shall operate to amend the indemnity provisions hereof to the minimum extent necessary to bring such provisions into conformity with the requirements of the statute. So modified, the indemnity provisions of this Agreement shall continue in full force and effect.

7.3. IN NO EVENT SHALL CALPINE OR PROFESSIONAL BE LIABLE FOR CONSEQUENTIAL, SPECIAL, INDIRECT OR INCIDENTAL DAMAGES ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT WHETHER IN AN ACTION BASED ON CONTRACT, TORT OR ANY OTHER LEGAL THEORY EVEN IF THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

7.4 For each Statement of Work, except for third party indemnity claims pursuant to Section 7.1 which shall not be limited as to a dollar amount, PROFESSIONAL agrees to indemnify and hold harmless CALPINE under the following terms and conditions:

(i) without limitation, for death or personal injury to any person due to its negligence or the negligence of its employees;

(ii) for physical damage to or loss of the CALPINE's tangible property, including loss of data, if the damage or loss is due to PROFESSIONAL's negligence or breach of contract, in the amount of $750,000 for any one incident or series of connected incidents, with an aggregated cap in the amount of $3,000,000 per statement of work; and

(iii) for all other causes of action, PROFESSIONAL's total liability arising out of or in connection with the Agreement shall not exceed in aggregate 150% of the fees paid by the CALPINE.

8. INTELLECTUAL PROPERTY AND CONFIDENTIALITY

8.1. The Parties may either receive or disclose Confidential Information under this Agreement and may therefore be referred to either as the "Recipient" or the "Disclosing Party" as the case may be. Recipients of Confidential Information promise to protect and maintain the confidentiality nature of the information they receive. "Confidential Information" means information that is marked or otherwise identified as confidential, or information that can reasonably be understood to be confidential, but excludes:

(i) Information that is known Recipient, without restriction, prior to obtaining the same from Disclosing Party; or

(ii)   Information that is in the public domain at the time of disclosure; or

(iii)   Information that is rightfully obtained by Recipient from a third party who did not receive the same, directly or indirectly, from Disclosing Party, and who has no obligation of confidentiality with respect thereto; or

(iv)   Information that is independently developed without use of Disclosing Party's information.

Either Party may disclose Confidential Information to its employees, subcontractors and advisors, and to the employees, subcontractors and advisors of affiliated companies, on a need-to-know basis, who are in all cases contractually obliged to keep the information confidential. Neither Party shall acquire any intellectual property rights in any Confidential Information disclosed by the other.

8.2.   Subject to 8.1 above, PROFESSIONAL further agrees that it will not, without the prior written consent of CALPINE, disclose to any third party any of such Confidential Information developed or obtained by PROFESSIONAL in the performance of this Agreement. If so requested by CALPINE, PROFESSIONAL further agrees to require its employees to execute a nondisclosure agreement prior to performing Services under this Agreement.

8.3.   It shall not be a breach of the confidentiality obligations hereof for Recipient to disclose Confidential Information where, but only to the extent that, such disclosure is required by law or applicable legal process, provided in such case the Recipient shall (i) give the earliest notice possible to Disclosing Party that such disclosure is or may be required, and (ii) cooperate in protecting such confidential or proprietary nature of the Confidential Information which must so be disclosed.

8.4   Intellectual Property ("IP") owned or licensed by a Party on the date a Statement of Work is fully signed, as well as modifications or adaptations to that IP made during the performance of any Services ("Background IP"), will remain the property of that Party.

8.5   Unless otherwise provided IP developed by PROFESSIONAL in the course of performing the Services ("Foreground IP") will be owned by PROFESSIONAL. Upon completion of all phases of the Services and on receipt of payment in full by PROFESSIONAL, PROFESSIONAL grants CALPINE a royalty-free, non-exclusive, world-wide licence to (i) use the Foreground IP for the purposes set out in the relevant Statement of Work, and (ii) use PROFESSIONAL's Background IP to the extent required for CALPINE to fully utilize the Services and any deliverables provided by PROFESSIONAL.

8.6   Notwithstanding anything to the contrary in this Agreement, the Parties and their employees providing Services shall be free to use Residuals for any purpose, including use in development, marking and provision of their own services and products to other third parties. "Residuals" means the Confidential Information disclosed under this Agreement that may be retained in intangible form (e.g., not in written or other documentary form, including in any electronic media) by the Recipient's personnel having had access to that Confidential Information in connection with providing the services so long as the Recipient's personnel do not intentionally retain Confidential Information for the purpose of its reuse.

9.   DISPUTE RESOLUTION

9.1.   <u>Dispute Resolution.</u>

9.1.1   <u>General Provisions</u>. The Parties shall attempt to resolve disputes of any kind or nature ("Disputes") by utilizing the provisions of Section 9.1.2 prior to instituting legal action.

9.1.2   <u>Referral to Senior Management</u>.

9.1.2.1   Upon the occurrence of a Dispute, either Party may deliver a notice to the other Party requesting that the Dispute be referred to the senior management of the Parties for resolution. Any such notice shall include the names of the senior management of the Party nominated (such senior management shall be limited to 3 individuals) to attempt to resolve the Dispute, and a schedule of their availability to meet and confer during the thirty (30) day period following the date of the notice. Any such notice shall be delivered within a reasonable time after the Dispute arises, but in no event shall it be delivered less than sixty (60) days before the institution of legal or equitable proceedings based on such Dispute would be barred by any applicable statute of limitations.

9.1.2.2   Within seven (7) days after receipt of a notice pursuant to Clause 9.1.2.1 of this Section, the other Party shall provide a reply to the requesting Party indicating the names of the senior management of the Party nominated to meet and confer to resolve the Dispute, and a schedule of their availability during the remainder of the thirty (30) day period following the date of the notice of referral to senior management.

9.1.2.3 Within ten (10) days after notice is given pursuant to clause 9.1.2.1, and during the remainder of the thirty (30) day period following delivery of the notice, the nominated members of the senior management of the Parties shall meet as frequently as reasonably possible, and shall attempt in good faith to resolve the Dispute.

9.1.2.4 Senior Management shall include employees of the Parties, but not outside counsel, experts or other third parties.

10. JURISDICTION, COMPLIANCE WITH LAW AND FORUM SELECTION

10.1 PROFESSIONAL shall, and shall cause PROFESSIONAL's affiliates to, comply with all laws applicable to its or their performance under this Agreement, including, without limitation, laws dealing with improper or illegal payments, gifts or gratuities. PROFESSIONAL shall not pay, promise to pay, or authorize the payment of any money or other thing of value, directly or indirectly, to any person (whether a government official or private individual) for the purpose of inducing any government official, political party or official thereof to illegally or improperly assist in obtaining or retaining business for, or to take any other action favorable to, CALPINE, and shall take all reasonable steps to assure that all agents and representatives engaged by PROFESSIONAL comply with all laws applicable to the activities and obligations of PROFESSIONAL hereunder, including laws dealing with improper or illegal payments as described above.

10.2 This Agreement and any Statement of Work (including Addendum No. 1) will be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to principles of conflicts of laws). The Parties hereto agree that all actions or proceedings arising in connection with this Agreement and any and all Statements of Work, or any attachments thereto, shall be conducted, tried and litigated exclusively in the State and Federal courts located in the County of Harris, State of Texas. The aforementioned choice of venue is intended by the Parties to be mandatory and not permissive in nature, thereby precluding the possibility of litigation between the Parties with respect to or arising out of this Agreement in any jurisdiction other than that specified in this paragraph. Each Party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this paragraph, and stipulates that the State and Federal courts located in the County of Harris, State of Texas shall have in personam jurisdiction and venue over each of them for the purpose of litigating any dispute, controversy, or

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proceeding arising out of or related to this Agreement. Each Party hereby authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this paragraph by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices as set forth in this Agreement. Any final judgment rendered against a Party in any action or proceeding shall be conclusive as to the subject of such final judgment and may be enforced in other jurisdictions in any manner provided by law.

11. PUBLICATION

PROFESSIONAL shall make no media releases, public announcements and other disclosures relating to this Agreement or related Statement of Work or the subject matter hereof, including promotional or marketing material, but excluding announcements intended solely for internal distribution or to meet legal or regulatory requirements, without prior written approval from the CALPINE CORPORATE COMMUNICATIONS DEPARTMENT, provided however, it is agreed by the Parties that PROFESSIONAL shall be permitted, without the approval of CALPINE, to state in materials that PROFESSIONAL provides to prospective clients and or employers that PROFESSIONAL provided services to CALPINE and the nature of the services provided.

12. SURVIVAL

In the event of expiration or termination of this Agreement for any reason whatsoever, Sections 2.2 (last two sentences), 2.3, 3, 5.2, 7.4, 8, 9.1, 10.2, 11, 12 and 20 of this Agreement and those section identified in Addendum No. 1 shall survive such expiration or termination and remain in full force and effect in accordance with their terms. The rights and obligations of the Parties which by their nature are normally intended to survive the termination or completion of any Statement of Work shall remain in full force and effect following termination of this Agreement for any reason.

13. ENTIRE AGREEMENT AND AMENDMENTS

13.1   This Agreement, together with any and all Statements of Work entered into pursuant to this Agreement, contain the entire Agreement between the Parties hereto with respect to the subject matter hereof. No amendment to this Agreement or to any Statement of Work shall be binding upon either Party hereto, unless it is in writing and executed on behalf of each Party hereto by a duly authorized representative and expressly specified as such. This Agreement supersedes all previous Agreements, whether written or oral, including all prior agreements entered into between the Parties relating to the subject matter hereunder.

14. ASSIGNMENT AND SUBCONTRACTING

PROFESSIONAL shall not have the right to assign this Agreement or subcontract any of the Services without the prior written consent of CALPINE. PROFESSIONAL shall supervise all work subcontracted by PROFESSIONAL in performing the Services and shall be responsible for all work performed by a subcontractor as if PROFESSIONAL itself had performed such work. The assignment or subcontracting of any work to subcontractors shall not relieve PROFESSIONAL from any of its obligations under this Contract with respect to the Services. CALPINE may assign its rights and obligations hereunder to an affiliate or another entity involved in the subject matter of the Services or in connection with any merger, acquisition or similar event. CALPINE shall provide PROFESSIONAL written notice of any such assignment.

15. BINDING EFFECT

This Agreement shall be binding upon and inure to the benefit of the Parties hereto, and to their successors and permitted assigns.

16. PERSONNEL POLICIES & PROCEDURES INCLUDING SAFETY AND HEALTH PROGRAMS

16.1   PROFESSIONAL shall take all reasonable steps and precautions to comply with all federal, state or local laws and regulations applicable to protect the health and safety of its employees, agents, representatives and other personnel with regard to the Services.

16.2   PROFESSIONAL shall comply with all CALPINE site programs and procedures when performing Services onsite at CALPINE facilities.

17. DRUGS, ALCOHOL AND WEAPONS

PROFESSIONAL agrees to comply with CALPINE's policy regarding drugs, alcohol and weapons and shall advise and enforce this policy with its employees, subcontractors and agents. CALPINE's policy prohibits: (a) the use, possession and/or distribution of illegal or unauthorized drugs, drug-related paraphernalia or weapons on CALPINE's premises; and (b) the use or possession of alcoholic beverages, except where authorized by CALPINE's management. PROFESSIONAL shall immediately remove and bar from CALPINE's premises any employee or contractor who is in violation of this policy. CALPINE reserves its rights to remove and bar any person who is found in violation of this policy.

18. AUTHORITY

PROFESSIONAL possesses all requisite power and authority to enter into and perform the services contemplated in this Agreement and all related Statement of Works. PROFESSIONAL has all legal power and authority to own and use its properties and to transact the business in which it engages or proposes to engage, and holds or expects to obtain all Authorizations necessary and required therefore.

19. CONFLICTS OF INTEREST

PROFESSIONAL agrees during the term of this agreement to disclose to CALPINE any consulting engagements that it enters into with competitors of CALPINE involving services similar to those provided by PROFESSIONAL to CALPINE hereunder. If requested by CALPINE, PROFESSIONAL and CALPINE will discuss in good faith implementation of customary measures by PROFESSIONAL designed to ensure the maintenance of the confidentiality of CALPINE's Confidential Information (such as firewalls). PROFESSIONAL shall not be required to disclose any information to CALPINE which could reasonably be expected to violate any applicable securities or other laws, any obligation of confidentiality to any other client of PROFESSIONAL or any professional standard applicable to PROFESSIONAL.

20. NOTICES

All notices, correspondence and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when actually received. Such notices may be given by first class, registered or certified mail, email or by facsimile transmission.

If to CALPINE:

Calpine Corporation
717 Texas Ave, Ste. 1000
Houston, Texas 77002
Attention: Gregory L. Doody, EVP, GC
Email: DoodyG@calpine.com

with a copy to:

Calpine Corporation
717 Texas Avenue, Suite 1000
Houston, TX 77002
Attention: General Counsel

If to PROFESSIONAL:

PA Consulting Group, Inc.
1700 Lincoln Street, Suite 4600
Denver, CO 80203
Attention: Jeremy Fagot
Email: Jeremyrf@PACONSULTING.COM

21. COUNTERPARTS

This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. Execution and delivery of this Agreement by exchange of facsimile copies or PDF bearing the facsimile or electronic signature of a Party hereto shall constitute a valid and binding execution and delivery of this Agreement by such Party. Such facsimile or PDF copies shall constitute enforceable original documents.

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IN WITNESS WHEREOF, this Agreement is executed effective as of the day and year first above written.

CALPINE CORPORATION   PA CONSULTING GROUP, INC.

By: /s/ R. P. May   By: /s/ Todd Filsinger

Name: Robert May   Name: Todd Filsinger

Title: Chief Executive Officer   Title: Managing Partner

Address: 717 Texas Ave, Suite 1000   Address: 1700 Lincoln Street, Suite 4600
         Houston, Texas 77002   Denver, Colorado 80203

[SIGNATURE PAGE TO THE PROFESSIONAL ENGAGEMENT AGREEMENT]